Exhibit 99.6

Notification of Directors’ and Persons Discharging Managerial Responsibilities’ (PDMRs) Interests pursuant to Disclosure Rules DR 3.1.4(R)(1)(a) and DR 3.1.4(R)(1)(b), a disclosure made pursuant to  Companies Act 1985 Section 324 as extended by Section 328.

Gareth Davis, Robert Dyrbus, David Cresswell, Frank Rogerson, Graham Blashill, Kathryn Brown, Alison Cooper and Matthew Phillips (together, “the Directors and PDMRs”).

Imperial Tobacco Group PLC was today advised that the Trustees of the Company’s Employee and Executive Benefit Trust (“the Trust”) disposed of ordinary shares of 10p each in the Company as detailed below and the Directors and PDMRs being potential beneficiaries under the Trust are deemed to have disposed of a non-beneficial interest in such shares.

Date of Disposal	Number Disposed of

29 January 2007	68,886

The above disposal resulted from the Trust transferring, on 29 January 2007, ordinary shares of 10p each in the Company to the following Directors and PDMRs on the vesting of matched shares under the Company’s Share Matching Scheme. The Trust retained sufficient shares to discharge the taxation liability of each Director and PDMR, arising on the vesting of such matched shares.

Name	Number of shares Acquired	Number of Shares retained by the Trust	Share price £
Gareth Davis	21,688	15,073	21.06
Robert Dyrbus	13,736	9,546	21.06
David Cresswell	7,824	5,438	21.06
Frank Rogerson	8,078	5,614	21.06
Graham Blashill	6,458	4,489	21.06
Kathryn Brown	3,489	2,425	21.06
Alison Cooper	6,648	4,621	21.06
Matthew Phillips	965	672	21.06

As a result of the above, the Employee and Executive Benefit Trust now holds a total of 826,744 ordinary shares of 10p each in the Company.

T M Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com